Exhibit 99.96

April 12, 2021	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

Ontario Securities Commission

British Columbia Securities Commission Alberta Securities Commission

Re:	Notice of Change of Auditor – Digihost Technology Inc.

We have reviewed the information contained in the Change of Auditor Notice of Digihost Technology Inc. dated April 12, 2021 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to Clearhouse LLP.

Yours truly,

Louis Roy, CPA auditor, CA

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Member of Grant Thornton International Ltd	rcgt.com